Ryan Hershberger

President and Assistant Treasurer

One American Road

Dearborn, MI 48126

(313) 248-1144

November 22, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Rolaine S. Bancroft, Shalini Shah and Kayla Roberts
Telephone No. (202) 551-3313, (202) 551-5942 and (202) 551-3490

Re:	Ford Credit Auto Receivables Two LLC
Ford Credit Auto Owner Trusts
Amendment No. 1 to Form SF-3 Shelf Registration Statement (the "Registration Statement"); Filed November 6, 2024; File No. 333-281130

Ladies and Gentlemen:

According to Rule 461 under the Securities Act of 1933, as amended, Ford Credit Auto Receivables Two LLC (the "Registrant"), requests the acceleration of the effective date of the above-captioned Registration Statement, which was filed on July 31, 2024 and amended on November 6, 2024 (as amended, the "Amended Registration Statement"), such that the Amended Registration Statement becomes effective at 4:30 p.m. on Tuesday, November 26, 2024 or as soon thereafter as practicable.

The Registrant acknowledges that (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Registrant may not assert staff comments and the declaration of effectiveness of the Registration Statement as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

FORD CREDIT AUTO RECEIVABLES TWO LLC

By:	/s/ Ryan Hershberger
Name:	Ryan Hershberger
Title:	President and Assistant Treasurer